I-AM Capital Acquisition Company

1345 Avenue of the Americas, 2nd Floor

New York, NY 10105

August 15, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tom Jones

Re:	I-AM Capital Acquisition Company
Registration Statement on Form S-1
Filed July 12, 2017, as amended
File No. 333-219251

Dear Mr. Jones:

Reference is hereby made to the correspondence I-AM Capital Acquisition Company (the “Registrant”) submitted yesterday via EDGAR, requesting acceleration of effectiveness of the above referenced Registration Statement so that it would become effective at 5:00 p.m. EDT today (the “Prior Request”).

The Registrant hereby rescinds the Prior Request and, pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 a.m. EDT on Thursday, August 16, 2017, or as soon as thereafter practicable.

Very truly yours,

/s/ F. Jacob Cherian

F. Jacob Cherian

Chief Executive Officer

cc:        Ellenoff Grossman & Schole LLP

Loeb & Loeb LLP